DD 2/20/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/11 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philpott Ball & Werner, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2815 Coliseum Centre Drive, Suite 410
(No. and Street)

Charlotte	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas W. Berry — 704-358-8094 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Parkway, Suite 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 2/27/13

OATH OR AFFIRMATION

I, Nicholas W. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philpott Ball & Werner, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition with
Independent Auditors' Report

Philpott Ball & Werner, LLC

As of December 31, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Statement of Financial Condition with
Independent Auditors' Report

Philpott Ball & Werner, LLC

As of December 31, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Member of
Philpott Ball & Werner, LLC:

We have audited the accompanying financial statement of Philpott Ball & Werner, LLC (the Company), which comprise the statement of financial position as of December 31, 2012, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Philpott Ball & Werner, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Charlotte, North Carolina
January 31, 2013

Statement of Financial Position

December 31, 2012

Assets		
Cash	$	464,097
Accounts receivable		39,162
Prepaid expenses		3,310
Total assets	$	506,569
Liabilities and Member's Equity		
Accounts payable	$	2,981
Payable to related party		66,427
Total liabilities		69,408
Member's Equity		437,161
Total liabilities and member's equity	$	506,569

Notes to Financial Statements

December 31, 2012

1. Organization

Philpott Ball & Werner, LLC (the Company), a North Carolina limited liability company, is a wholly-owned subsidiary of Philpott Ball & Werner, Inc. (the Parent) and was formed in December 2010 and began operations in December 2011. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm headquartered in Charlotte, NC, with an office in Manchester, MA serving small and middle-market companies. The Company offers unbiased advice and assistance to clients regarding mergers and acquisitions and select transaction financing.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company's cash balances exceeded the Federal Deposit Insurance Corporation's insured amount of $250,000 by approximately $220,000. Management believes the cash balances are not exposed to any significant credit risk.

Accounts Receivable

Accounts receivable are for amounts billed and receivable from clients in connection with investment banking activities. Credit is extended based on evaluation of the client's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful accounts based on review of receivables. No allowance was considered necessary at December 31, 2012.

Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the member of the Company. Therefore, no income tax provision is recorded by the Company. The Company has determined it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. The Company's income taxes for 2011, as included in the Parent's income tax returns, remains subject to examination by federal and state tax authorities.

Member's Equity

The Company has one class on member's equity and it is owned 100% by the Parent.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2012, through January 31, 2013, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Related Party Transactions

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, utilities, employees and telephones. Amounts due to related party at December 31, 2012 were $66,427.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $394,689 and its ratio of aggregate indebtedness to net capital was 0.176 to 1.